UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)
M.D.C. HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.01 Per Share
(Title of Class of Securities)
552676108
(CUSIP Number)
David D. Mandarich, 4350 S. Monaco St., Suite 500, Denver, CO 80237
(303) 773-1100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
February 4, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box ☐.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	552676108	SCHEDULE 13D	Page	2	of	5	Pages

1	NAME OF REPORTING PERSON David D. Mandarich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		3,903,088

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,903,088

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,904,031

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable

	☐

13	PERCENT OF CLASS REPRESENTED BY THE AMOUNT IN ROW (11)

	8.1%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	552676108	SCHEDULE 13D	Page	3	of	5	Pages
AMENDMENT
NO. 15
TO THE
SCHEDULE 13D
     The Reporting Person, David D. Mandarich, hereby amends his Schedule 13D relating to Common Stock, par value $0.01, of M.D.C. Holdings, Inc.
Item 5. Interest in Securities of the Issuer
              According to the Form 10-K of the Issuer dated December 31, 2009, there were 47,069,561 shares of the Issuer’s Common Stock outstanding as of December 31, 2009.
(a)	Amount beneficially owned as of the close of business on February 4, 2009: 3,904,031 shares of Common Stock

Percent of class: 8.1%

(b)	The number of shares as of the close of business on February 4, 2009 as to which Reporting Person has:
(i)	Sole power to vote or direct the vote: 3,903,088 shares;

(ii)	Shared power to vote or direct the vote: 0 shares;

(iii)	Sole power to dispose or direct the disposition of: 3,903,088 shares

(iv)	Shared power to dispose or direct the disposition of: 0 shares.
     The number of shares set forth in Item 5(a) includes 943 shares of Common Stock owned by the Reporting Person’s son of majority age of which Reporting Person disclaims beneficial ownership, 3,227 shares of Common Stock held in the Reporting Person’s 401(k) Plan account (which changes on a daily basis) and 926,601 shares of Common Stock that the Reporting Person has the right to acquire within 60 days of February 4, 2010.
          (c) The following table sets forth the transactions by the Reporting Person named in response to Item 5(a) during the past sixty days.

Trade Date	Price per Share ($)	David D. Mandarich

12/31/09	n/a	90,000	(1)
12/31/09	n/a	90,000	(2)
02/04/10	n/a	60,000	(3)

CUSIP No.	552676108	SCHEDULE 13D	Page	4	of	5	Pages

(1) Reflects the grant of an option covering 90,000 shares under the Company’s 2001 Equity Incentive Plan. This option vests as to 33-1/3% of the shares covered thereby on December 31, 2012, and cumulatively as to an additional 33-1/3% on each of December 31, 2013 and 2014. This option was granted at 100% of the December 31, 2009 market close price.
(2) Reflects the grant of an option covering 90,000 shares under the Company’s 2001 Equity Incentive Plan. This option vests as to 33-1/3% of the shares covered thereby on December 31, 2012, and cumulatively as to an additional 33-1/3% on each of December 31 2013 and 2014. This option was granted at 110% of the December 31, 2009 market close price.
(3) Reflects the grant of 60,000 shares of restricted stock for no cash consideration pursuant to the Company’s 2001 Equity Incentive Plan and a Restricted Stock Agreement. Pursuant to the Restricted Stock Agreement, the restrictions will lapse as to 33-1/3% of the shares covered thereby on February 4, 2013, and cumulatively as to an additional 33-1/3% on each of February 4, 2014 and 2015.
          (d) Reporting person’s son, who holds 943 shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

CUSIP No.	552676108	SCHEDULE 13D	Page	5	of	5	Pages
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 5, 2010.

By:	/s/ David D. Mandarich
David D. Mandarich
President, Chief Operating Officer and Director